Alpha Investment Inc.

200 East Campus View Blvd., Suite 200

Columbus, OH 43235

July 31, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Erin E. Martin, Esq.
Stacie Gorman, Esq. Ms. Becky Chow Ms. Kristi Marrone

Re:	Alpha Investment, Inc. (the “Company”)
Registration Statement on Form S-1, as amended,
File No. 333-221183

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date of the Registration Statement (File No. 333-221183) is accelerated so that it will become effective at 4:00 p.m. Eastern Time on Thursday, August 2, 2018, or as soon thereafter as practicable.

If you have any further questions or comments, kindly contact the undersigned at (305) 704-3294 or our counsel, Dale S. Bergman, Esq. of Gutiérrez Bergman Boulris, PLLC at (305) 358-5100, extension 103.

Very truly yours,

ALPHA INVESTMENT INC.

By:	/s/ Todd C. Buxton
Todd C. Buxton
Chief Executive Officer